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                     [DANIELS, MCGOWAN & ASSOC. LETTERHEAD]



June 14, 2002



The Securities and Exchange Commission
Small Business Division
Washington, D.C.  20549


Re:      Form RW
         Registration Withdrawal

To Whom It May Concern:

Please be advised that the Form 10SB filing made on behalf of Double E Corporation on May 31, 2002, Accession Number: 0000950124-02-001977, file number 000-49840, is hereby withdrawn.

The company is filing, simultaneously, with this form RW, a Registration Statement on Form SB-2.

Respectfully submitted,

/s/ [ILLEGIBLE]

Attorney and Agent for
Double E Corporation